First Trust New Opportunities MLP & Energy Fund (FPL)
Current and Deferred Income Tax Expenses as of 8/31/16

Net Operating Income	$	(1,761,702) TB	Dividend and Interest less Expenses
Realized Gains/Losses		(95,085,940) TB	Short Term and Long Term Net Capital Gains
Total		(96,847,642)	
Tax Rate		35%	
Current Taxes	$	33,896,675	Current Tax Expense
Unrealized Gain/Loss	$	4,685,113 TB	Book Unrealized Gains
Income Taxes		79,667,883	Cumulative Tax Deferreds
Tax Adjusted Unrealized		84,352,996	
Tax Reserve		12,494,646	See discussion of Tax Reserve below
Total Deferred Tax Liability w/ Reserve		96,847,642	
Tax Rate		35%	
Deferred Tax (Expense)/Benefit	$	(33,896,675)	Deferred Tax Expense
Net Assets		$310,912,758	

Current Tax Expense	**10.90%**
Deferred Income Tax Expense	**-10.90%**

Tax Reserve:

The reserve is intended to inhibit the Fund's NAV from benefitting from excess accrued tax benefit that the fund may not be able to avail itself of. First Trust takes a conservative view fully reserving against the net benefit in an NOL situation. In the example above, book realized loss of $96.8M is greater than tax unrealized gains of $84.3M. The net, $12.5M, is the reservable net benefit.